UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         SUMMIT HOLDING SOUTHEAST, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   866078-10-8
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 22, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ X ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP No.       866078-10-8                    Page    2    of     9    Pages
           -------------------------               -------     -------

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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person   Joel M. Greenblatt

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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]

                                                                        (b) [X]

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3   SEC Use Only

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4   Source of Funds*         AF, PF

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
     to Items 2(d) or 2(e)                                                 [ ]

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6   Citizenship or Place of Organization   USA

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  Number of        7     Sole Voting Power             1,000

  Shares           -------------------------------------------------------------

  Beneficially     8     Shared Voting Power         560,000

  Owned by         -------------------------------------------------------------

  Each             9     Sole Dispositive Power        1,000

  Reporting        -------------------------------------------------------------

  Person With      10    Shared Dispositive Power    560,000

--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person     561,000

--------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

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13  Percent of Class Represented by Amount in Row (11)      9.76%

--------------------------------------------------------------------------------

14  Type of Reporting Person*     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP No.       866078-10-8                    Page    3    of     9    Pages
           -------------------------               -------     -------


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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person   Daniel L. Nir

--------------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                       (b) [X]

--------------------------------------------------------------------------------

3   SEC Use Only

--------------------------------------------------------------------------------

4   Source of Funds*         AF

--------------------------------------------------------------------------------

5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
     to Items 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------

6   Citizenship or Place of Organization   USA

--------------------------------------------------------------------------------

  Number of        7     Sole Voting Power                0

  Shares           -------------------------------------------------------------

  Beneficially     8     Shared Voting Power         560,000

  Owned by         -------------------------------------------------------------

  Each             9     Sole Dispositive Power            0

  Reporting        -------------------------------------------------------------

  Person With      10    Shared Dispositive Power    560,000

--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person     560,000

--------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)      9.74%

--------------------------------------------------------------------------------

14  Type of Reporting Person*     IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









CUSIP NO. 866078-10-8                              Page   4    of   9   Pages
                                                        ------    -----



ITEM 1. SECURITY AND ISSUER

         Securities acquired:  Common Stock, $0.01 par value

         Issuer:  Summit Holding Southeast, Inc.
                  2310 A-Z Park Road
                  Lakeland, Florida 33801


ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule is being filed jointly by Joel M.  Greenblatt  and Daniel
L. Nir (hereinafter sometimes collectively referred to as the "Reporting Persons") individually and in their capacities as controlling persons of the following entities:

   (i) Alfred Partners, L.L.C., a Delaware limited liability company ("Alfred LLC"); and

   (ii)  Gotham Capital  III,  L.P.,  a Delaware  limited  partnership  ("Gotham
III").

     (b), (c) and (f) Each of the Reporting Persons and other entities described above has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

     Joel M. Greenblatt and Daniel L. Nir are each United States citizens residing in the State of New York whose principal occupations are as General Partners of Gotham III and Managing Members of Alfred LLC.

     Gotham III is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     Alfred LLC is a privately owned Delaware limited liability company the principal business of which is to invest in securities and other financial instruments and to act as General Partner of Alfred Partners, L.P., an affiliate of Gotham III.

     (d) No events have occurred which would be required to be reported under the provisions of this Item.

     (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     The  source  of the funds  used by each of  Messrs.  Greenblatt  and Nir to purchase securities of the Issuer on behalf of Gotham III and Alfred LLC was working capital and margin borrowing through Speer Leeds and Kellogg. The approximate aggregate amounts of funds of Gotham III and Alfred LLC used to purchase such securities were $5,270,838.90 and $2,717,667.50, respectively (exclusive of commissions and other expenses). The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and unrelated ongoing transactions in such accounts. Working capital was provided by capital contributions of partners and internally generated funds.

     The source of funds used by Mr. Greenblatt to purchase securities of the Issuer for his own account was personal assets in the approximate amount of $11,000.








CUSIP NO. 866078-10-8                              Page   5    of   9   Pages
                                                        ------    -----


ITEM 4. PURPOSE OF THE TRANSACTION

     For each of the Reporting Persons, the purpose of the acquisition of securities of the Issuer is investment. Except as otherwise set forth below, neither of the Reporting Persons nor any of the entities controlled thereby have any current plans or proposals which would result in any of the following:

         1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons;

         2)   any  extraordinary  corporate  transaction,   such  as  a  merger,
              reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         4) any change in the present board of directors or managers of the Issuer;

         5) any material change in the present capitalization or dividend policy of the Issuer;

         6) any other material change in the Issuer's business or corporate structure;

         7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

         9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         10)  any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership by each of Joel M. Greenblatt and Daniel L. Nir of Common Stock of the Issuer as of the date hereof is as follows:



    No. of Shares Deemed
  to be Beneficially Owned:         Nature of Ownership                Percentage of Class
  -------------------------         -------------------                -------------------


           190,500                 The record  ownership and                  3.31%
                                   economic interest in such
                                   shares  is held by Alfred
                                   LLC.  Messrs.  Greenblatt
                                   and  Nir   are   managing
                                   members   of  Alfred  LLC
                                   and,  therefore,  may  be
                                   deemed  to have  indirect
                                   beneficial  ownership of,
                                   and  shared   voting  and
                                   dispositive   power  with
                                   respect to, such shares.







CUSIP NO. 866078-10-8                              Page   6    of   9   Pages
                                                        ------    -----


    No. of Shares Deemed
  to be Beneficially Owned:         Nature of Ownership                Percentage of Class
  -------------------------         -------------------                -------------------


          369,500                  The record  ownership and                  6.43%
                                   economic interest in such
                                   shares  is held by Gotham
                                   III.  Messrs.  Greenblatt
                                   and   Nir   are   general
                                   partners  of  Gotham  III
                                   and,  therefore,  may  be
                                   deemed  to have  indirect
                                   beneficial  ownership of,
                                   and  shared   voting  and
                                   dispositive   power  with
                                   respect to, such shares.

            1,000                  The record  ownership and                  0.02%
                                   economic interest in such
                                   shares is held by Joel M.
                                   Greenblatt.           Mr.
                                   Greenblatt    has    sole
                                   voting  and   dispositive
                                   power  with   respect  to
                                   such shares,  and Mr. Nir
                                   disclaims      beneficial
                                   ownership  thereof.
      ===========                                                        ========
          561,000                                                            9.76%




     Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 561,000 shares (9.76%) of the Common Stock of the Issuer.

     Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Daniel L. Nir may be deemed to be the beneficial owner of 560,000 shares (9.74%) of the Common Stock of the Issuer. Mr. Nir does not beneficially own any shares of the Common Stock of Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

     The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on information in the Issuer's final Prospectus dated May 21, 1997 and other information obtained from the Issuer's Underwriters on May 29, 1997, indicating that there are 5,750,000 shares of Common Stock of the Issuer outstanding.

     (b) Alfred LLC and Gotham III each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of Gotham III by either of its general partners. Both Joel
M. Greenblatt and Daniel L. Nir are the general partners of Gotham III and the managing members of Alfred LLC. Therefore, Joel M. Greenblatt and Daniel L. Nir may be deemed to each have shared voting and dispositive power over the 560,000 shares (9.74%) of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Alfred LLC.

     In addition, Mr. Greenblatt has sole voting and dispositive power over the 1,000 shares (0.02%) owned by him for his own account.







CUSIP NO. 866078-10-8                              Page   7    of   9   Pages
                                                        ------    -----



     (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions):

   Date             No. of Shares        Price per Share            Total
   ----             -------------        ---------------            -----

  5/22/97               7,000                11.0000               $77,000.00
  5/22/97              35,000                13.7142              $479,997.00
  5/22/97              85,000                13.8397            $1,176,374.50
  5/22/97             364,000                14.3446            $5,221,434.40
  5/29/97              27,000                14.9375              $403,312.50
  5/29/97              43,000                14.9160              $641,388.00

              (d) Not Applicable.

              (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

              Exhibit A.  Agreement of Joint Filing







CUSIP NO. 866078-10-8                              Page   8    of   9   Pages
                                                        ------    -----



After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                   /s/ Joel M. Greenblatt
                                       ------------------------------------
                                       Joel M. Greenblatt


                                   /s/ Daniel L. Nir
                                       ------------------------------------
                                        Daniel L. Nir


Date: June 2, 1997








CUSIP NO. 866078-10-8                              Page   9    of   9   Pages
                                                        ------    -----



                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                         SUMMIT HOLDING SOUTHEAST, INC.
                          COMMON STOCK, $0.01 PAR VALUE



     In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 2nd day of June, 1997.



                                        /s/ Daniel L. Nir
                                            --------------------------------
                                            Daniel L. Nir


                                        /s/ Joel M. Greenblatt
                                            --------------------------------
                                            Joel M. Greenblatt